SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 23, 2006

VIA AIR COURIER

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Donation to Samsung Life Public Welfare Foundation) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

6/27

SAMSUNG

Donation

On June 20, 2006, the Board of Directors of Samsung Electronics authorized a KRW 54.7 billion donation to Samsung Life Public Welfare Foundation, bringing the donor's total donation to KRW 110.6 billion.

RECEIVED
2006 JUN 27 P 2:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 23, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Insurance Policy Purchase) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

Insurance Policy Purchase

On June 20, 2006, the Board of Directors of Samsung Electronics authorized the purchase of an insurance policy.

Details

1. Insurer: Samsung Life Insurance
2. Insurance Policy Purchase Date: June 30, 2006 (premium payment date)
3. Type of Insurance Policy: Severance insurance policy
4. Terms and Conditions of Insurance
   - Insurance Premium: KRW 160.2 billion
     (Taking into account KRW 12.9 billion of interest accruals, the actual premium to be paid is KRW 147.3 billion)
   - Insurance Claim: Samsung Life will pay 59% of severance pay when a Samsung Electronics employee leaves the company.
   - Insurance Period: From policy purchase date to severance payment date
   - Premium Payment Mode: Payment in full
   - Interest Rate: 4.6 % (floating rate)
5. The purchase of insurance policy aims to manage severance pay in a stable manner and improve profitability of the asset.